UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT
PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number:  None

GWG HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-4356955
(State of incorporation)	(I.R.S. Employer Identification No.)

220 South Sixth Street, Suite 1200
Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (877) 494-2388

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.
☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the common stock held by persons other than officers, directors and more than 10% stockholders of the registrant as of June 30, 2011 was $0.  As of March 28, 2012, 9,989,000 shares of common stock, $.001 par value per share (net of zero shares in treasury), were outstanding.

DOCUMENTS INCORPORATED IN PART BY REFERENCE

None.

EXPLANATORY NOTE

On January 31, 2012, the United States Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-1 (Commission File No. 333-174887) (the “GWG Registration Statement”), of GWG Holdings, Inc. (and GWG Life Settlements, LLC, as guarantor subsidiary), relating to the offer to sale of up to $250,000,000 in principal amount of Renewable Secured Debentures.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934 provides generally that if a company files a registration statement under the Securities Act of 1933, and that registration statement does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be.  Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The GWG Registration Statement did not contain the certified financial statements of GWG Holdings, Inc. for the period January 1 to December 31, 2011.  Therefore, as required by Rule 15d-2 (and in lieu of filing a full annual report on Form 10-K), GWG Holdings, Inc. is hereby filing such certified financial statements with the SEC under cover of the facing page of an “Annual Report on Form 10-K.”

2

GWG HOLDINGS, INC.

Special Report on Form 10-K
under Rule 15d-2 of the Securities Exchange Act of 1934

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

GWG HOLDINGS, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of GWG Holdings, Inc. and Subsidiaries (Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GWG Holdings, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Minneapolis, Minnesota
April 27, 2012

F

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2011	2010
ASSETS

Cash and cash equivalents	$1,878,349	$1,758,230
Restricted cash	4,794,302	5,219,009
Due from related parties	2,265	2,415
Investment in life settlements, at fair value	122,168,524	82,717,562
Deferred financing costs, net	329,937	562,834
Death benefits receivable	-	400,000
Investment in Athena Structured Funds, PLC	4,973	-
Other assets	210,925	390,708

TOTAL ASSETS	$129,389,275	$91,050,758

LIABILITIES & EQUITY

LIABILITIES
Revolving credit facility	$60,000,000	$37,085,452
Series I Secured notes payable	48,179,271	51,798,992
Accounts payable	435,768	710,547
Accrued expenses
Interest	1,887,835	975,817
Other	968,339	318,603
Deferred taxes, net	4,308,217	-
TOTAL LIABILITIES	115,779,430	90,889,411

REDEEMABLE MEMBER'S INTEREST	-	(509,126)

CONVERTIBLE, REDEEMABLE PREFERRED STOCK
(par value $0.001; shares authorized 40,000,000;
shares issued and outstanding 1,881,329; liquidation
preference of $14,108,772) (see note 10)	12,661,276	-

EQUITY
Members' capital	-	2,976,541
Common stock (par value $0.001: shares authorized
210,000,000; shares issued 9,989,000) (see note 1)	9,989	-
Additional paid-in capital	8,169,303	-
Accumulated deficit	(7,230,723)	-
Notes receivable from related parties	-	(2,306,068)
TOTAL EQUITY	948,569	670,473

TOTAL LIABILITIES & EQUITY	$129,389,275	$91,050,758

The accompanying notes are an integral part of these Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2011	December 31, 2010
REVENUE
Contract servicing fees	$-	$142,982
Gain on life settlements, net	17,804,199	8,658,874
Interest and other income	60,681	97,091
TOTAL REVENUE	17,864,880	8,898,947

EXPENSES
Employee compensation and benefits	2,081,545	2,230,106
Legal and professional fees	1,200,137	1,109,013
Investment banking services	3,595,027	-
Interest expense	7,860,479	4,427,368
Recovery of losses on related party notes receivable	-	(20,425)
Other expenses	1,646,131	1,383,280
TOTAL EXPENSES	16,383,319	9,129,342

INCOME (LOSS) BEFORE INCOME TAXES	1,481,561	(230,395)
INCOME TAX EXPENSE	4,308,217	-

NET LOSS	(2,826,656)	(230,395)
NET LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS	-	(1,277,682)

NET INCOME (LOSS) ATTRIBUTABLE TO
CONTROLLING INTERESTS	(2,826,656)	1,047,287

NET INCOME ATTRIBUTABLE TO
REDEEMABLE INTERESTS	-	46,671

NET INCOME (LOSS) ATTRIBUTABLE TO
NONREDEEMABLE CONTROLLING INTERESTS	$(2,826,656)	$1,000,616

BASIC AND FULLY DILUTED INCOME (LOSS) PER SHARE
ATTRIBUTABLE TO CONTROLLING INTERESTS	$(0.30)	$0.12

BASIC AND FULLY DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	9,468,759	9,000,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS - CONTINUED

PROFORMA INFORMATION AS IF THE COMPANY	Year Ended
	December 31, 2011	December 31, 2010
HAD BEEN A CORPORATION FOR ALL PERIODS (see note 13)
INCOME (LOSS) BEFORE INCOME TAXES	$1,481,561	$(230,395)
INCOME TAX EXPENSE (BENEFIT)	582,253	(90,545)

NET INCOME (LOSS)	899,308	(139,850)
NET LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS	$-	$(775,553)

NET INCOME ATTRIBUTABLE TO
CONTROLLING INTERESTS	$899,308	$635,703

PROFORMA BASIC EARNINGS
PER SHARE ATTRIBUTABLE TO
CONTROLLING INTERESTS (see note 1)	$0.09	$0.07

PROFORMA BASIC WEIGHTED AVERAGE
SHARES OUTSTANDING (see note 1)	9,468,759	9,000,000

PROFORMA FULLY DILUTED EARNINGS
PER SHARE ATTRIBUTABLE TO
CONTROLLING INTERESTS (see note 1)	$0.09	$0.07

PROFORMA FULLY DILUTED WEIGHTED AVERAGE
SHARES OUTSTANDING (see note 1)	$9,909,129	$9,000,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Members' Capital Units	Dollars	Common Shares	Common Stock (par)	Additional Paid-in Capital	Accumulated Deficit	Notes Receivable From Related Parties	Total Equity Attributable to Controlling Interest	Non-controlling Interest	Total Equity
Balance, December 31, 2009	2,144	$3,806,061	-	$-	$-	$-	$(1,761,134)	$2,044,927	$150,585	$2,195,512

Net income (loss)	-	1,047,287	-	-	-	-	-	1,047,287	(1,277,682)	(230,395)

Net income allocated to
the redeemable members units		(46,671)	-	-	-	-	-	(46,671)	-	(46,671)

Capital contributions	-	-	-	-	-	-	-	-	680,388	680,388

Redemption of noncontrolling
interest in GWG Life Settlements, LLC	-	(1,830,136)	-	-	-	-	-	(1,830,136)	1,915,497	85,361

Sale of membership interest
in Opportunity Bridge Funding, LLC	-	-	-	-	-	-	-	-	(1,468,788)	(1,468,788)

Advances to related parties	-	-	-	-	-	-	(544,934)	(544,934)	-	(544,934)

Balance, December 31, 2010	2,144	2,976,541	-	-	-	-	(2,306,068)	670,473	-	670,473

Net income through June 10	-	4,404,069	-	-	-	-	-	4,404,069	-	4,404,069

Restructuring of redeemable
member's interest	100	(509,126)	-	-	-	-	-	(509,126)	-	(509,126)

Conversion from LLC to corporation
(see note 1)	(2,244)	(6,871,484)	9,000,000	9,000	6,862,484	-	-	-	-	-

Net loss June 11 through
December 31	-	-	-	-	-	(7,230,723)	-	(7,230,723)	-	(7,230,723)

Payment of notes receivable
by related parties		-	-	-	-	-	2,306,068	2,306,068	-	2,306,068

Common stock dividends		-	-	-	(2,306,068)	-	-	(2,306,068)	-	(2,306,068)

Issuance of warrants to purchase common stock					13,876			13,876		13,876

Issuance of common stock		-	989,000	989	3,599,011	-	-	3,600,000	-	3,600,000

Balance, December 31, 2011	-	$-	9,989,000	$9,989	$8,169,303	$(7,230,723)	$-	$948,569	$-	$948,569

The accompanying notes are an integral part of these Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended
	December 31, 2011	December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,826,656)	$(230,395)
Adjustments to reconcile net loss to net
cash flows from operating activities:
Gain on life settlements	(29,325,019)	(17,227,092)
Recovery of losses on notes receivable from related parties	-	(20,425)
Capitalized interest on notes receivable from related parties	-	(82,435)
Amortization of deferred financing and issuance costs	2,002,512	746,635
Investment banking services	3,595,027	-
Deferred income taxes, net	4,308,217	-
Preferred stock issued for dividends	16,689	-
Convertible, redeemable preferred stock dividends payable	290,454	-
(Increase) decrease in operating assets:
Due from related parties	-	(2,415)
Death benefits receivable	400,000	(158,302)
Other assets	188,686	(178,465)
Increase (decrease) in operating liabilities:
Due to related party	150	(610,888)
Accounts payable	(274,779)	(243,777)
Accrued interest	1,219,971	1,601,334
Accrued expenses	143,267	(354,691)
NET CASH FLOWS USED IN
OPERATING ACTIVITIES	(20,261,481)	(16,760,916)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in life settlements	(11,929,395)	(53,223,996)
Proceeds from settlement of life settlements	1,803,452	0
NET CASH FLOWS USED IN
INVESTING ACTIVITIES	(10,125,943)	(53,223,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from revolving credit facility	22,914,548	32,098,027
Proceeds from issuance of Series I Secured notes payable	11,991,331	43,494,690
Payments for redemption of Series I Secured notes payable	(7,810,398)	(5,780,420)
Proceeds from restricted cash	424,707	532,106
Issuance of common stock	4,973	-
Advances on notes to related parties	-	(462,499)
Issuance of non-controlling interest member capital	-	680,388
Issuance of preferred stock	4,213,862	-
Payments of issuance cost for preferred stock	(1,231,480)	-
Proceeds from notes receivable from related parties	2,306,068	-
Common stock dividends	(2,306,068)	-
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	30,507,543	70,562,292

NET INCREASE IN CASH AND CASH EQUIVALENTS	120,119	577,380

CASH AND CASH EQUIVALENTS
BEGINNING OF YEAR	1,758,230	1,180,850
END OF YEAR	$1,878,349	$1,758,230

The accompanying notes are an integral part of these Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS – CONTINUED

	Year Ended
	December 31, 2011	December 31, 2010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
Interest paid	$5,846,000	$2,904,000
Income taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Receivable for maturity of life settlement investment	$-	$241,698

Redemption of non-controlling interest	$-	$1,916,000

Sale of membership interest in Opportunity Bridge
Funding, LLC to Insurance Strategies Fund, LLC:

Prepaid expenses	$-	$16,000
Bridge loans receivable	$-	$3,226,000
Accounts payable	$-	$(84,000)
Due to related parties	$-	$(1,690,000)
Noncontrolling interest	$-	$(1,469,000)

Convertible, redeemable preferred stock:
Non-cash conversion of Series I secured notes	$9,570,000	$-
Non-cash conversion of accrued interest payable on Series I secured notes	$308,000	$-

The accompanying notes are an integral part of these Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   Nature of business and summary of significant accounting policies

Nature of business - GWG Holdings, Inc. (Holdings) (previously GWG Holdings, LLC) and Subsidiaries, located in Minneapolis, Minnesota, facilitates the purchase of life insurance policies for its own investment portfolio through its wholly owned subsidiary, GWG Life Settlements, LLC (GWG Life), and its subsidiaries, GWG DLP Funding, LLC (DLP) and its wholly owned subsidiary, GWG DLP Master Trust (the Trust) prior to its sale on November 1, 2010 as described in note 4; and GWG DLP Funding II, LLC (DLP II) and its wholly owned subsidiary, GWG DLP Master Trust II (the Trust II). Holdings converted from a limited liability company into a corporation effective June 10, 2011 and as a result of this change all member units were converted into common stock.  Holdings finances the acquisition of life insurance policies, and pays policy premiums through its line of credit and other debt and equity securities.  Holdings earns fees for brokering policies transactions between market participants through its wholly owned subsidiary, GWG Broker Services, LLC (Broker Services). GWG Member, LLC a wholly owned subsidiary formed November 2010 to facilitate the acquisition of policies has not commenced operations as of December 31, 2011.  The entities were legally organized in Delaware and are collectively referred herein to as GWG, or the Company.

On July 11, 2011 the Company entered into a Purchase and Sale Agreement with Athena Securities Group, LTD and Athena Structured Funds PLC.  Under this agreement, Holdings issued to Athena Securities Group, LTD (Athena) 989,000 shares of common stock, which was equal to 9.9% of the outstanding shares in the Company in exchange for shares equal to 9.9% of the outstanding shares in Athena Structured Funds, PLC (Athena Funds) and cash of $5,000.  In accordance with ASC 505-50, the Company recorded the share-based payment transaction with Athena at the fair value of the Company’s 989,000 shares of common stock issued as it was the most reliable measurable form of consideration in this exchange (see note 5 for fair value definition and assumptions).  In exchange, Athena will endeavor to issue securities outside the United States through Athena Funds, which will be operated with the intent of raising funds to invest in the Company which may be used for the acquisition of life insurance policies.  The total value ascribed to the common stock issued to Athena was $3.6 million, of which approximately $3,595,000 has been included in the Consolidated Statement of Operations under the caption “investment banking services.”  The $5,000 cash paid by Athena, which represents the fair value of the shares of Athena Funds,  is included in financing activities of the Consolidated Statement of Cash Flows. To date, Athena Funds has not raised any funds or made any investment in the Company.

Principles of consolidation - The accompanying consolidated financial statements include the accounts of Holdings and its subsidiaries.  The Company operates in a single segment.  All significant intercompany balances have been eliminated in consolidation.

Insurance Strategies Fund, LLC (ISF), a related party with common ownership to the Company, held a non-controlling interest in both GWG Life and Opportunity Bridge Funding at December 31, 2009.  Holdings sold its controlling interest in Opportunity Bridge Funding to ISF (see note 11 for further information on the transactions). The operations of each subsidiary have been consolidated for its period of ownership and ISF’s non-controlling interest is included in equity.

GWG Life, through December 31, 2008, sold 100 percent of the investments in life insurance policies acquired to a wholly-owned subsidiary, DLP and the related Trust. DLP was considered a variable interest entity as defined by Financial Accounting Standards Board (FASB) ASC 810-10. Despite a 100 percent equity interest, GWG Life was not the primary beneficiary of DLP, and therefore did not consolidate DLP, but rather accounted for its investment in DLP under the equity method with a carrying value of zero at December 31, 2010. Effective November 1, 2010 DLP sold its portfolio of insurance policies to Life Assets Trust S.A. resulting in a triggering event in which GWG Life was determined to be the primary beneficiary. As of and since the transaction date GWG Life has consolidated DLP. DLP did not have any operations or net assets as of or from November 1, 2010 (immediately subsequent to the transaction) to December 31, 2011.  See note 4 regarding the transaction.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates - The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. The most significant estimates with regard to these consolidated financial statements relates to (1)  the determination of the assumptions used in estimating the fair value of the investment in life insurance policies, (2) the fair value of the Company’s stock issued in connection with the Athena transaction, and (3) the value of deferred tax assets upon conversion to a corporation.

Operating agreement – Prior to the conversion to a corporation in 2011, the Amended and Restated Operating Agreement (Operating Agreement) dated September 29, 2009, specified the members' obligations and rights relating to contributions, income, gains, losses, deductions, credits and distributions. The Company had issued 2,044 Class A units and 200 Class B units to members. The Operating Agreement provided for the allocation of income, losses and distribution to unit holders on a prorata basis for all Class A and Class B members.

One Class B member held a put right to cause the Company to purchase the member's 100 units at fair value. This put option was exercisable five years from the date of the Operating Agreement (March 19, 2013) or at any time at which voting control over the remaining unit holders is relinquished.  The Operating Agreement also gave the Company the right to purchase, at fair value, the 100 units held by the Class B member aforementioned. This call right became exercisable on February 10, 2011.  The redemption value of the Class B units subject to the put and call provisions have been excluded from member’s equity through March 2011 in accordance with the guidance in Accounting Standards Codification 480 “Distinguishing Liabilities from Equity”.

The Company’s Operating Agreement, with the consent of its unit holders, was amended effective March 31, 2011 to eliminate the put and call option held by the Class B unit holder and the Company, respectively. As a result, the accumulated loss attributable to the Class B units of $509,126 was reclassified as a component of equity.

Effective June 10, 2011 the Company filed a certificate of conversion from a limited liability company into a corporation, registered in the state of Delaware.  With this registration, the Company is authorized to issue 210,000,000 shares of common stock, par value $.001, and 40,000,000 shares of preferred stock, par value $.001.  In connection with the conversion, the outstanding member units were converted to 4,500,000 shares of common stock (prior to giving effect to the August 9, 2011 two-for-one forward stock split discussed below).  Common stock dividends distributed subsequent to the conversion will be recorded as a reduction of paid in capital until the Company reflects accumulated positive earnings.

On July 31, 2011 the Company issued a Private Placement Memorandum for the sale of up to 3,333,333 shares of Series A 10% convertible, redeemable preferred stock at an offering price of $7.50 per share (see note 10).

On August 9, 2011 the Company filed an amendment to its certificate of incorporation to effect a two-for-one forward stock split of its common stock.  Unless otherwise noted, all share amounts contained in these consolidated financial statements are post-split share amounts determined after giving effect to the forward stock split.

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with highly rated financial institutions. From time to time, the Company’s balances in its bank accounts exceed Federal Deposit Insurance Corporation limits.  The Company periodically evaluates the risk of exceeding insured levels and may transfer funds as it deems appropriate.  The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Life settlements - ASC 325-30, Investments in Insurance Contracts allows an investor the election to account for its investments in life settlements using either the investment method or the fair value method. The election shall be made on an instrument-by-instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize the change in fair value in current period income net of premiums paid. The Company uses the fair value method to account for all life settlements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes the difference between the death benefits and carrying values of the policy when an insured event has occurred and the Company determines that settlement and ultimate collection of the death benefits is realizable and reasonably assured. Revenue from a transaction must meet both criteria in order to be recognized. The Company recognizes realized gains (revenue) from life settlement contracts upon one of the two following events:

1)           Receipt of death notice or verified obituary of insured
2)           Sale of policy and filing of change of ownership forms and receipt of payment

Deposits and initial direct costs advanced on policies to be purchased are recorded as other assets until policy ownership has been transferred to the Company.

Deferred financing and issuance costs – Financing costs incurred to obtain financing under the revolving credit facility have been capitalized and are amortized using the straight-line method over the term of the revolving credit facility.  Amortization of deferred financing costs was $233,000 for each of the years ended December 31, 2011 and 2010.  The future amortization is $233,000 and $97,000 for the years ending December 31, 2012 and 2013, respectively.  The Series I Secured note obligations, as described in note 8, are reported net of issuance costs, sales commissions and other direct expenses, which are amortized using the interest method over the term of the borrowings.  The Series A preferred stock, as described in note 10, is reported net of issuance costs, sales commissions, and other direct expenses, which are amortized using the interest method.

Costs for issuance of convertible, redeemable-preferred stock – The Company amortizes costs related to the issuance of convertible, redeemable preferred stock as interest expense over the three year redemption period.

Investments in non-marketable securities – The Company’s investments in non-marketable securities are carried at cost and evaluated for impairment.

Related party income from life insurance policies - Through the date of the sale of DLP’s policy portfolio, GWG Life received origination and servicing fees from DLP as consideration for providing life insurance-related services. These contract servicing fees were recognized as income in the period the services were performed.

Income taxes - The Company was a pass through entity for federal income tax purposes through June 10, 2011.  No income tax provision has been included through that date in these consolidated financial statements as income or loss of the Company was required to be reported by the respective members on their income tax returns.  Subsequent to the Company’s conversion to a corporation it will file a combined return with the subsidiaries.

As a result of the Company’s change in legal structure from a limited liability company (filing tax returns as a pass through entity) to a corporation effective June 10, 2011, the Company will file and pay taxes based on its reported income.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date enacted.

The Company adopted the accounting guidance on accounting for uncertainty in income taxes effective January 1, 2010. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns, including its previous status as a tax-exempt entity. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company’s assessment has not identified any significant positions that it believes would not be sustained under examination.  The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2008 through 2011 (when filed), remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2008 through 2011 (when filed), remain subject to examination by state and local tax authorities.

Earnings (loss) per share – The Company converted from a limited liability company into a corporation effective June 10, 2011 and as a result of this change all member units were converted into common stock.  The earnings (loss) attributable to controlling interests per ownership interest has been restated to reflect the equivalent common stock per share amounts as of the earliest period reported.  Basic per share earnings (loss) attributable to controlling  non-redeemable interests is calculated using the weighted average number of shares outstanding during the period.  Diluted earnings per share is calculated based on the potential dilutive impact, if any, of the Company’s preferred stock and outstanding warrants.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before consolidated financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the consolidated financial statements are available to be issued.  The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the consolidated financial statements are filed for potential recognition or disclosure.

Recently adopted pronouncements - In December 2009, the FASB issued Accounting Standard Update (ASU) No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, which was effective for the Company beginning January 1, 2010. This ASU amends Subtopic 810-10, for consolidations of variable interest entities to require revised evaluation of whether entities represent variable interest entities, determining the primary beneficiary, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this pronouncement did not have an impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a subsidiary” – a Scope Clarification (Topic 810), which clarifies the scope of Subtopic 810-10 and expands the disclosure requirements related to the accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary or exchanges a group of assets (business) for an equity interest in another entity.  The guidance became effective for the reporting period beginning January 1, 2010. The adoption of this new guidance has been applied to the equity transactions involving the Company’s subsidiaries in the consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which amends the disclosure requirements related to recurring and nonrecurring fair value measurements.  The guidance requires additional disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers.  The guidance also clarifies certain existing disclosure requirements.  Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).  This pronouncement became effective for the Company with the reporting period beginning January 1, 2011.  The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In April, 2010, the FASB issued ASU No. 2010-15, “Financial Services – Insurance (Topic 944): How Investments Held through Separate Accounts Affect an Insurer’s Analysis of Those Investments”, which clarifies that an insurance entity generally should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The general guidance does not apply in instances where the separate account interests are held for the benefit of a related party policy holder as defined in the Variable Interest Entities Subsection of Codification Topic-810, “Consolidation”, Subtopic 810-10, as those Subsections require the consideration of related parties. The guidance became effective for the reporting period beginning January 1, 2011. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which amends disclosure requirements related to categorization within the fair value hierarchy. This update results in common principles and requirements for measuring fair value and disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. The guidance will become effective for the annual period beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)       Restrictions on cash

The Company is required by its lenders to maintain collection and escrow accounts. These accounts are used to fund the acquisition and pay annual premiums of insurance policies and to pay interest and other charges under its revolving credit facility. DZ Bank AG as agent for Autobahn Funding Company, LLC, the lender for the revolving credit facility as described in note 7, authorizes the disbursements from these accounts. The Company also maintains a separate cash account for the deposit of Series I Secured note proceeds as described in note 8. An account control agreement is in place with the Series I Trustee, Lord Securities Corporation, who must authorize disbursements from this account for uses identified in note 8. At December 31, 2011 and 2010 there was a balance of $4,794,000, and $5,219,000 respectively, maintained in these restricted cash accounts.

 (3)      Investment in life insurance policies

The life insurance policies (level 3 financial instruments) are valued based on inputs that are unobservable and significant to the overall fair value measurement.  Changes in the fair value of these instruments are recorded in gain or loss on life insurance policies in our consolidated statements of operations (net of the cash premiums paid on the policies).  The fair value is determined on a discounted cash flow basis that incorporates current life expectancy assumptions.  Life expectancy reports have been obtained from widely accepted life expectancy providers.  The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life insurance policy and our estimate of the risk premium an investor in the policy would require. As a result of management’s analysis, discount rates of 13.41%, and 13.36% were applied to the portfolio as of December 31, 2011 and 2010, respectively.

A summary of the Company’s life insurance policies, as of December 31, 2011 accounted for under the fair value method, based on remaining life expectancy is as follows:

Years Ending December 31,	Number of Contracts	Estimated Fair Value	Face Value
2012	-	$-	$-
2013	-	-	-
2014	1	535,000	1,000,000
2015	5	4,636,000	9,329,000
2016	10	12,930,000	34,835,000
2017	29	24,144,000	71,998,000
Thereafter	130	79,924,000	359,243,000
Totals	175	$122,169,000	$476,405,000

The Company recognized death benefits of $4,203,000 and 400,000 during 2011 and 2010 respectively, related to policies with an estimated fair value of $1,393,800 and $168,000, respectively.  The Company recorded realized gains of $2,810,000 and $232,000 on such policies.

Reconciliation of gain on life settlements:

	Years Ended December 31,
	2011	2010
Change in fair value, including realized gains	$29,325,000	$17,227,000
Premiums and other annual fees	(14,331,000)	(8,800,000)
Policy maturities	2,810,000	232,000
Gain on life settlements, net	$17,804,000	$8,659,000

The estimated expected premium payments to maintain the above life insurance policies in force for the next five years, assuming no mortalities, are as follows:

Years Ending December 31,

2012	$15,299,000
2013	16,020,000
2014	17,090,000
2015	18,443,000
2016	19,865,000
$86,717,000

Management anticipates funding the estimated premium payments as noted above with proceeds from the DZ Bank revolving credit facility and through additional debt and equity financing. The proceeds of these capital sources are also intended to be used for the purchase, financing, and maintenance of additional life insurance policies.

From January 1, 2010 through November 1, 2010, the Company purchased life insurance policies from its affiliate DLP for $20,521,000 which represented DLP’s amortized cost of the specific contracts. The amortized costs of these contracts were in excess of their fair value and as a result the Company recorded losses on the purchases of $2,530,000 during 2010.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)       Investment in unconsolidated company

DLP was considered a variable interest entity as defined by FASB ASC Topic 810-10. GWG Life was not the primary beneficiary and therefore did not consolidate DLP despite ownership of all equity interests in DLP. Effective November 1, 2010 an agreement was reached where Life Assets Trust S.A. purchased DLP’s portfolio of life insurance policies for the $257,465,000 due on DLP’s credit facility. This transaction with Life Assets Trust S.A. included the transfer and assumption of all of DLP’s assets and liabilities to Life Assets Trust S.A. as of the date of the transaction.  DLP's gain on the sale of the portfolio of policies was recognized by the primary beneficiary, its lender, WestLB AG. Subsequent to the transaction, WestLB AG was no longer the primary beneficiary of DLP. As a result, DLP is presented as a consolidated subsidiary of GWG Life as of and subsequent to the transaction date, as GWG Life holds all equity interest and there are no other variable interests. GWG Life’s investment in DLP had a carrying value of $0 at the date of the transaction.  DLP did not have any operations or net assets as of or from November 1, 2010 (immediately subsequent to the transaction) to December 31, 2011.  See note 1 “Principles of consolidation,” and note 3 “Investment in life policies” for additional information regarding DLP.

A summary of the assets and liabilities of DLP on November 1, 2010 (as transferred and assumed) and revenues, expenses and net income for the period January 1, 2010 to November 1, 2010 as follows:

November 1, 2010
ASSETS
Cash and cash equivalents	$100,954
Investment in life settlements	257,245,651
Deferred financing costs	119,050
TOTAL ASSETS	$257,465,295

LIABILITIES
Revolving credit facility	$257,148,907
Accrued interest payable and other accrued expenses	316,388
TOTAL LIABILITIES	257,465,295

MEMBERS' DEFICIT	-

TOTAL LIABILITIES & MEMBERS' DEFICIT	$257,465,295

January 1 to
November 1, 2010
REVENUE
Gain on life settlements	$84,903,535
Interest and other income	8
TOTAL REVENUE	84,903,543

EXPENSES
Interest expense	5,799,008
Origination and servicing fees paid to Company's member	37,825
Amortization of deferred financing costs	119,050
Legal and professional fees	71,421
Other expenses	290
TOTAL EXPENSES	6,027,594

NET INCOME	$78,875,949

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)       Fair value definition and hierarchy

ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value.  Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants.  Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.  ASC 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

•
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 instruments.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Life insurance policies represent financial instruments recorded at fair value on a recurring basis.  The following tables reconcile the beginning and ending fair value of the Company’s Level 3 investments in life insurance policies for the years ended December 31, 2011 and 2010:

Balance at December 31, 2009	$12,908,000
Purchases	53,224,000
Maturities	(242,000)
Net change in fair value	16,828,000
Balance at December 31, 2010	$82,718,000
Purchases	11,929,000
Maturities	(1,803,000)
Net change in fair value	29,325,000
Balance at December 31, 2011	$122,169,000

The fair value of a portfolio of life insurance policies is based on information available to the Company at the reporting date.  Fair value is based upon a discounted cash flow model that incorporates current life expectancy assumptions.  Life expectancy reports are obtained from independent, third-party widely accepted life expectancy providers. The life expectancy values of each policy holder, as determined at policy acquisition, are rolled down monthly by the MAPS actuarial software the Company uses for ongoing valuation of its portfolio of life insurance policies.  The Company also orders new life expectancy reports from time to time on existing policies already in the portfolio. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life insurance policy and management’s estimate of the risk premium an investor in the individual policies would require.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of life insurance policies is estimated using present value calculations of estimated cash flows based on the data specific to each individual life insurance policy. The following summarizes data utilized in estimating the fair value of the portfolio of life insurance policies:

	Years Ended December 31,
	2011	2010
Weighted average age of insured	80.9	80.3
Weighted average life expectancy, months*	93.6	102.0
Average face amount per policy	$2,722,315	$2,710,310
Fair Value Discount rate	13.41%	13.36%

* Standard life expectancy as adjusted for insured's specific circumstances.

These assumptions are, by their nature, inherently uncertain and the effect of changes in estimates may be significant. The techniques used in estimating the present value of estimated cash flows are derived from valuation techniques generally used in the industry that include inputs for the asset that are not based on observable market data. The extent to which the fair value could reasonable vary in the near term has been quantified by evaluating the effect of changes in significant underlying assumptions used to estimate the fair value. If the life expectancies were increased or decreased by 4 months on each outstanding policy and the discount factors were increased or decreased by 1% while all other variables are held constant, the fair value of the investment in life insurance policies would increase or (decrease) by the  amounts summarized below:

	Change in life expectancy
	plus 4 months	minus 4 months
Investment in life policies
December 31, 2011	$(9,660,000)	$9,951,000

December 31, 2010	$(7,047,000)	$7,278,000

	Change in discount rate
	plus 1%	minus 1%
Investment in life policies
December 31, 2011	$(6,665,000)	$7,254,000

December 31, 2010	$(5,283,000)	$5,785,000

Carrying value of receivables, prepaid expenses, accounts payable and accrued expenses approximate fair value due to their short term maturities. The estimated fair value of  the Company’s Series I Secured notes payable is approximately $49,919,000 based on a weighted average market interest rate of 8.04%.  The carrying value of the revolving credit facility reflects interest charged at the commercial paper rate plus an applicable margin.  The margin represents our credit risk, and management believes this margin has not changed over time.  The overall rate reflects market, and the carrying value of the revolver approximates fair value.

The Company has issued warrants to purchase common stock in connection with the issuance of its preferred stock.  These warrants are level 3 instruments and are measured at fair value.  The estimated fair value of each warrant as of the date of issuance was $0.14 using the Black-Scholes model and included an assumed life of three years, a risk free interest rate of 0.42% and a volatility rate of 25.25%.

The Company has not changed its methodology in estimating fair value from prior periods.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the GWG common stock issued to Athena is considered to be level 3 fair value measurement, as it has been determined using inputs that require a significant degree of judgment by management.  Management calculated an enterprise value contemporaneous with entering into the Athena transaction in July 2011.  Pursuant to ASC 505-50-25-7, if fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (i.e., no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached.  Since the shares issued by the Company to Athena as of the date of the agreement with Athena are classified as equity and were not subject to future service or performance requirements, the shares issued are not subject to revaluation in the future.  The fair value of Athena Fund's stock received by the Company represents the $5,000 capital contribution to the fund.  The fund has had no operations and no significant assets as of December 31, 2011.

The Company performed a valuation of GWG Holdings as of July 11, 2011. The valuation used an equity cost of capital discounted cash flow calculation to determine the value of the Company.  The assumptions utilized in the calculation of estimated cash flows include $799 million of debentures sold over a nine-year timeframe and approximately $421 million of borrowing under its line of credit.  These funds would be used to acquire additional life insurance policies, pay premiums and service debt.  The resulting portfolio of policies would be expected to generate a weighted average internal rate of return of 14.26% and provide an increasing cash flow to equity. Further discounts of 30% and 10% were then applied to the enterprise value due to marketability and minority interest factors.

The Company’s valuation of a non-control, non-marketable value for GWG Holdings was $36,786,000.  The value of common stock issued to Athena as 9.9% of the aggregate value of the Company’s common stock was $3,600,000.

(6)       Notes receivable from related parties

Notes receivable from related parties consisted of various unsecured notes receivable totaling $2,306,000 at December 31, 2010.  These notes were due from shareholders of the Company, with interest rates ranging from 4.2% to 5%, payable annually and were paid in full in 2011. Interest income from related parties totaled $24,000 and $82,000 during the years ended December 31, 2011 and 2010 respectively.  As a part of the Company’s compensation plan effective January 1, 2011, interest income earned on these notes were treated as guaranteed payments to the members and are included in employee compensation and benefits in the statement of operations.

On July 27, 2011 the Company paid dividends to the shareholders in the amount of their respective note receivable balances.  They immediately repaid their balance due on each note and the related accrued interest in full.

As of December 31, 2011, and 2010, the Company had receivables totaling $5,000,000 due from an affiliate, Opportunity Finance, LLC, that were fully reserved.  Opportunity Finance ceased operations in 2008.

(7)       Credit facilities

Revolving credit facility – Autobahn Funding Company LLC

On July 15, 2008, DLP II and United Lending entered into a revolving credit facility pursuant to a Credit and Security Agreement (Agreement) with Autobahn Funding Company LLC (Autobahn), providing the Company with a maximum borrowing amount of $100,000,000. Autobahn is a commercial paper conduit that issues commercial paper to investors in order to provide funding to DLP II and United Lending. DZ Bank AG acts as the agent for Autobahn. The Agreement expires on July 15, 2013.  The amount outstanding under this facility as of December 31, 2011 and 2010, was $60,000,000 and $37,085,000, respectively.

The Agreement requires DLP II or United Lending to pay, on a monthly basis, interest at the commercial paper rate plus an applicable margin, as defined in the Agreement. The effective rate was 2.25% and 2.14% at December 31, 2011 and 2010, respectively.  The weighted average effective interest rate was 2.17% and 2.21% (excluding the unused line fee) for the years ended December 31, 2011 and 2010, respectively.  The Agreement also requires payment of an unused line fee on the amount unused under the revolving credit facility. The note is secured by substantially all of DLP II and United Lending assets which consist primarily of life settlement policies.  The Company anticipates making all required principal and interest payments under the Agreement.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Agreement has certain financial and nonfinancial covenants. The Company is in compliance with these covenants at December 31, 2011. In addition, advances under the Agreement are subject to a borrowing base formula, which limits the availability of advances on the borrowing base calculation based on attributes of policies pledged to the facility.  Over-concentration of policies by insurance carrier, and over-concentration of policies by insurance carriers with ratings below a AA- rating are the two primary factors with the potential of limiting availability of funds on the facility. Total funds available for borrowing under the borrowing base formula criteria at December 31, 2011 and 2010, were $7,691,000 and $11,063,000 respectively.

Holdings is not obligated under this credit facility to guarantee loan or interest payments to Autobahn: however, Holdings is obligated under a performance guaranty to provide servicing for policies held by DLP II.

Lending agreement with affiliate

The Company has established an Investment Agreement with an affiliate Insurance Strategies Fund, LLC (ISF) on September 3, 2009.  Under the terms of this agreement, ISF will provide working capital loans to the Company for general working capital needs and expenses.  The Company borrowed $850,000 under this agreement during the year ended December 31, 2010.  The Company repaid all these loans prior to December 31, 2010 resulting in a zero balance as of December 31, 2010.  The Company borrowed $300,000 under this agreement during the year ended December 31, 2011.  The Company repaid all these working capital loans prior to December 31, 2011 resulting in a zero balance as of December 31, 2011.  The Company paid interest of $5,000 and $58,000 for the years ended December 31, 2011 and 2010 respectively.

(8)       Series I Secured notes payable

Series I Secured notes payable have been issued in conjunction with the GWG Series I Secured notes private placement memorandum dated August 25, 2009 (last revised November 15, 2010). On June 14, 2011 the Company closed the offering to additional investors, however, existing investors may elect to continue advancing amounts outstanding.  Series I Secured notes have maturity dates ranging from six months to seven years with fixed interest rates varying from 7.0% to 9.55% depending on the term of the note.  Interest is payable monthly, quarterly, annually or at maturity depending on the terms of the note. At December 31, 2011 and 2010 the weighted average interest rates of Series I Secured notes were 8.04%, and 7.95% respectively.  The notes are secured by assets of GWG Life. The amount outstanding under these Series I Secured notes was $49,332,000 and $53,293,000 at December 31, 2011, and December 31, 2010, respectively.  The difference between the amount outstanding on the Series I Secured notes and the carrying amount on the consolidated balance sheet is due to netting of unamortized deferred issuance costs.  Amortization of deferred issuance costs was $1,770,000 and $511,000, for the years ended December 31, 2011 and 2010, respectively.  Future expected amortization of deferred financing costs is $1,153,000.  Overall, interest expense includes financing and issuance costs of $2,003,000 and $744,000 for the years ended December 31, 2011 and 2010.

On November 15, 2010, the owners pledged their ownership interests in the Company to the Series I Trust as security for advances under the Series I Trust arrangement.

The use of proceeds from the issuances of Series I Secured notes is limited to the following:

1.           Payment of commissions of Series I Secured note sales
2.           Purchase life insurance policies
3.           Pay premiums of life insurance policies
4.           Pay principal and interest to Senior Liquidity Provider (DZ Bank)
5.           Pay portfolio or note operating fees or costs
6.           Pay trustee (Wells Fargo Bank, N.A.)
7.           Pay servicer and collateral fees
8.           Pay principal and interest on Series I Secured notes
9.           Make distributions to equity holders for tax liability related to portfolio
10.         Purchase interest rate caps, swaps, or hedging instruments
11.         Pay GWG Series I Trustee fees
12.         Pay offering expenses

On November 1, 2011, GWG entered into a Third Amended and Restated Note Issuance and Security Agreement with Lord Securities Corporation after receiving majority approval from the holders of Series I Secured Notes.  Among other things, the amended and restated agreement modified the use of proceeds and certain provisions relating to the distribution of collections and subordination of cash flow.  Under the amended and restated agreement, GWG is no longer restricted as to its use of proceeds or subject to restrictions on certain distributions of collections and subordination of cash flows.

Future maturities of Series I Secured notes payable at December 31, 2011 are as follows:

Years Ending December 31,
2012	$28,507,000
2013	8,819,000
2014	1,832,000
2015	4,174,000
2016	1,161,000
Thereafter	4,839,000
$49,332,000

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)       Renewable secured debentures

The Company has filed with the Securities and Exchange Commission, effective January 2012, to offer the sale of $250,000,000 of secured debentures.  Subsequent to the effective date the Company has issued $3,787,000 of these secured debentures.

(10)     Convertible, redeemable preferred stock

The Company offered 3,333,333 shares of convertible redeemable preferred stock (Series A preferred stock) for sale to accredited investors through a private placement memorandum effective July 31, 2011.  The preferred stock is being sold at an offering price of $7.50 per share.  Series A preferred stock has a preferred yield of 10% per annum, and each share shall have the right to convert into 1.5 shares of the Company’s common stock until such time as the Company elects to automatically convert the preferred stock to common stock as described below.  Preferred shareholders also received three-year warrants to purchase, at an exercise price per share of $6.25, one share of common stock for every twenty shares of Series A preferred stock purchased.  The warrants are convertible immediately.  In the Certificate of Designation dated July 31, 2011, the Company has agreed to permit preferred shareholders to sell their shares back to the Company for the stated value of $7.50 per share, plus accrued dividends, according to the following schedule:

•           Up to 33% of the holder’s unredeemed shares one year after issuance:
•           Up to 66% of the holder’s unredeemed shares two years after issuance; and
•           Up to 100% of the holder’s unredeemed shares three years after issuance.

The Company’s obligation to redeem preferred shares will terminate upon the Company completing a registration of its common stock with the SEC.  The Company may redeem the shares at a price equal to 110% of their liquidation preference ($7.50 per share) at any time after December 15, 2012.

At the election of the Company, the preferred shares may be automatically converted into the common stock of the Company in the event of either (1) a registered offering of the Company’s common stock with the SEC aggregating gross proceeds of at least $5.0 million at a price equal to or greater than $5.50 per share of common stock, or (2) the consent of shareholders holding at least a majority of the then-outstanding shares of Series A preferred stock.  The Company began issuing Series A preferred stock on September 1, 2011.  As of December 31, 2011, the Company had issued 1,881,329 preferred shares resulting in gross consideration of $14,109,000 (including cash proceeds for  new  notes,  conversion of Series I Secured notes and accrued interest on Series I notes, and preferred dividends).  The Company incurred issuance costs of $1,448,000 resulting in a net preferred stock capital balance of $12,661,000.

The Company determined the fair value of the warrants attached to the Series A preferred stock was $14,000 at December 31, 2011.  The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share upon 30 days written notice to the investors at any time after (i) the Company has completed a registration of its common stock with the SEC and (ii) the volume of weighted average sale price per share of common stock equals or exceeds $7.00 per share for ten consecutive trading days ending on the third business day prior to proper notice of such redemption.  Total warrants outstanding at December 31, 2011, was 139,417 with a weighted average remaining life of 2.76 years.

Dividends on the preferred stock may be paid in either cash or additional shares of preferred stock at the election of the holder.  The dividends are reported as an expense and included in the caption interest expense in the consolidated statements of operations.

The Company declared and accrued dividends payable of $45,000 as of September 30, 2011.  Cash dividends of $27,000 were paid on October 15, 2011, and 2,481 shares of Series A preferred stock were issued as dividends on October 15, 2011, pursuant to a board resolution declaring the dividend.  On December 31, 2011, the Company declared and accrued dividends of $290,000. Cash dividends of $181,000 were paid on January 15, 2012, and 15,607 shares of Series A preferred stock were issued as dividends pursuant to a board resolution declaring the dividend on January 15, 2012.

(11)     Noncontrolling interest

Opportunity Bridge Funding - The Company's former subsidiary, Opportunity Bridge Funding, issued a preferred membership interest to a related party, Insurance Strategies Fund, LLC. Under the terms of a preferred membership investment certificate and the amended Operating Agreement, the preferred membership investment entitled the preferred membership investors to all of the economic benefits of Opportunity Bridge Funding, LLC during which time the preferred membership was invested. The preferred membership interest in Opportunity Bridge Funding has been reflected as noncontrolling interest in the Company’s consolidated financial statements through December 31, 2009.  Effective January 1, 2010, the preferred member of Opportunity Bridge Funding, Insurance Strategies Fund, LLC (a related party controlled by members of the Company) purchased Holding’s membership interest in Opportunity Bridge Funding for $1.  Opportunity Bridge Funding was no longer consolidated as of that date.  No gain or loss was recognized as a result of the transaction.  Net assets and noncontrolling interest of $1,469,000 were deconsolidated.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GWG Life - On September 3, 2009 GWG amended and restated its operating agreement authorizing the issuance of non-voting preferred Series I Units (Series I Units) redeemable at the Company’s option for an amount equal to the tax basis of the Series I Units at the date of redemption. The Series I Units were entitled to receive all the remaining economic benefits, including cash flow, proceeds and distributions of or from current assets owned or hereafter acquired, directly or indirectly by GWG, including those of DLP and DLPII after amounts to be paid to senior lenders and Series I Secured note holders. Effective September 3, 2009 a related party, Insurance Strategies Fund, LLC (ISF), was issued one Series I Unit. During the period September 3, 2009 through February 28, 2010, ISF made total capital contributions of $1,531,000.  During this same period, tax losses of $1,560,000 allocated to ISF’s interest in GWG Life reduced its tax basis below zero.  In accordance with ASC 810-10-45-20, net income or loss and comprehensive income or loss was attributed to the controlling interest and the non-controlling interest based on the terms of the substantive profit and loss sharing agreement contained in the GWG Life Amended and Restated Operating Agreement dated as of September 30, 2009.  The non-controlling interest was attributed its share of losses resulting in a deficit non-controlling interest balance.  As a result of these allocations, the non-controlling interest had a member’s capital balance of $(1,915,000).

In accordance with the provisions of the GWG Life Amended and Restated Operating Agreement dated as of September 30, 2009, the Company purchased ISF’s interest in GWG Life Series I units on March 1, 2010 for no consideration.  As the remaining member in GWG Life, Holdings recorded a transfer of ISF’s $(1,915,000) non-controlling interest in GWG Life to member’s capital and non-redeemable member’s interest.

(12)       Income taxes

The Company was a pass through entity for federal income tax purposes through June 10, 2011.  No income tax provision has been included in these consolidated financial statements through June 10, 2011, as the related income or loss of the Company was required to be reported by the respective members on their income tax returns.

The Company, as provided by Delaware state regulations, changed its legal structure from a limited liability company to a corporation effective June 10, 2011.  Subsequent to the conversion, the Company reports its income or loss on its own tax returns and is responsible for any related taxes.

Deferred tax assets and liabilities and the related tax expense were recorded effective the date of the Company’s change in tax status, thereby reflecting the income tax effect of temporary differences between the tax bases and financial reporting bases of assets and liabilities.  The Company’s tax provision for the year ended December 31, 2011, includes income tax expense related to both the entity’s conversion and operations for the period June 11, 2011 to December 31, 2011.

The Company did not have any current income taxes for the year ended December 31, 2011.  The components of deferred income tax expense for the year ended December 31, 2011, consisted of the following:

Income tax provision:	2011	2010
Deferred:
Federal	$3,620,000	-
State	688,000	-
Total income tax expense (benefit)	$4,308,000	$-

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Actual income tax expense differs from the statutory federal income tax expense primarily due to the conversion of the Company from a pass through entity to a taxable corporation during the year ended December 31, 2011.  Upon conversion, FASB ASC 740, Income Taxes, required the Company to recognize, through current period income tax expense, an amount equal to the amount of deferred income taxes required to be recorded on the consolidated balance sheet at the date of conversion.  On June 11, 2011, the Company recorded deferred tax liabilities of $5,488,000 and deferred tax assets of $2,028,000 as a result of the conversion.

The following table provides a reconciliation of our income tax expense at the statutory federal tax rate to our actual income tax expense:

	Years Ended December 31, 2011
Statutory federal income tax	$504,000	34.0%
State income taxes, net of federal benefit	96,000	6.0%
Non-taxable earnings prior to tax conversion on June 10, 2011	(1,788,000)	(120.7)%
Effect of conversion to corporation	5,483,000	370.1%
Other	13,000	0.9%
Total income tax expense	$4,308,000	290.8%

The tax effects of temporary differences that give rise to deferred income taxes were as follows:

	Years Ended December 31,
	2011	2010
Deferred tax assets :

Other assets	$4,000	$-
Investment in Athena Structured Funds, PLC	1,455,000	-
Note receivable from related party	2,023,000	-
Net operating loss carryforwards	946,000	-
Subtotal	4,428,000	-
Valuation allowance	2,023,000	-
Net deferred tax asset	2,405,000	-

Deferred tax liabilities:
Investment in life settlements	(6,713,000)	-
Net deferred tax assets	$(4,308,000)	$-

At December 31, 2011, the Company had federal and state net operating loss (NOL) carryforwards of $2,337,000 which represent losses incurred since conversion, and expire in 2031. Future utilization of NOL carryforwards is subject to limitation under Section 382 of the Internal Revenue Code.  This section generally relates to a more than 50 percent change in ownership over a three-year period.  We currently do not believe that any issuance of common stock has resulted in an ownership change under Section 382.

The Company provides for a valuation allowance when it is considered not more likely than not that our deferred tax assets will be realized.  At December 31, 2011, based upon all available evidence, the Company established a $2,023,000 valuation allowance against deferred tax assets related to the likelihood of recovering the tax benefit of a capital loss on a note receivable from a related entity.  Management believes all other deferred tax assets are recoverable.

ASC 740, Income Taxes, requires the reporting of certain tax positions which do not meet a threshold of "more-likely-than-not" to be recorded as uncertain tax benefits.  It is management's responsibility to determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation, based upon the technical merits of the position.  Management has reviewed all income tax positions taken or expected to be taken for all open years and determined that the income tax positions are appropriately stated and supported.

Under the Company’s accounting policies, interest and penalties on unrecognized tax benefits, as well as interest received from favorable tax settlements are recognized as components of income tax expense.  At December 31, 2011, the Company has recorded no accrued interest or penalties related to uncertain tax positions.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2011 tax year, the first year that the Company was taxable as a corporation, once filed, remains open to examination by the Internal Revenue Service and various state taxing jurisdictions.  GWG Holdings, LLC tax returns for periods ended December 31, 2008 through June 10, 2011 (date of conversion) remain open to examination by the Internal Revenue Service and various state taxing jurisdictions.

(13)     Earnings per share and proforma information

The Company began issuing convertible redeemable preferred stock September, 1, 2011, as described in note 10.  The Series A preferred stock is anti-dilutive to the earnings per share calculation at December 31, 2011.  The Company has also issued warrants to purchase common stock in conjunction with the sale of convertible preferred stock, as discussed in note 10.  The warrants are also anti-dilutive at December 31, 2011 and have not been included in the fully diluted earnings per share calculation.

	Years Ended
	December 31, 2011	December 31, 2010

Net income (loss) attributable to controlling interests	$(2,826,656)	$1,047,287

Basic weighted average shares outstanding	9,468,759	9,000,000

Basic income (loss) per share attributable to controlling interests	$(.30)	$0.12

The following summarizes the proforma effect on the Company’s net income (loss) attributable to controlling interests to reflect a tax expense (benefit) as if it had been a taxable corporate entity for all periods reported:

	Years Ended December 31,
	2011	2010
Income (loss) before income taxes	$1,481,561	$(230,395)
Income tax expense (benefit)	582,253	(90,545)

Net income (loss)	899,308	(139,850)

Net loss attributable to
noncontrolling interests	-	775,553

Net income attributable to
controlling interests	899,308	635,703

Net income attributable to
redeemable interests	-	46,671

Net income available to nonredeemable
controlling interests	$899,308	$589,032

Basic weighted average shares outstanding	9,468,759	9,000,000

Conversion of preferred stock	440,370	-

Fully diluted weighted average shares outstanding	9,909,129	9,000,000

Basic income per share attributable to controlling interests	$.09	$.07

Fully diluted income per share attributable to controlling interests	$.09	$.07

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14)      Commitments

The Company conducts its operations in facilities sublet from a related party.  The non-cancelable lease agreement provides for monthly rental payments over the lease term.  Rent expensed under this arrangement and other various month-to-month equipment leases was $170,000 and $168,000 during the years ended December 31, 2011 and 2010 respectively.  This agreement expires in April 2012; however, the Company entered into a new lease agreement (not with a related party) commencing April 2012 and expiring August 2015 with base monthly rent ranging from $8,000 to $9,000 over the term of the lease.  Future minimum lease payments which must be made under these agreements are as follows:

Years Ending December 31,
2012	$103,000
2013	114,000
2014	119,000
2015	86,000
Total	$422,000

(15)    Contingencies

Litigation - In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Contingency matter - An affiliate of the Company is subject to litigation, clawback claims by the bankruptcy trustee for third-party matters in which our affiliates received payments that may have been deemed preference payments.  If the affiliate subject to litigation is unsuccessful in defending against these claims, the affiliate is an owner of the Company’s equity, and thus that equity ownership may be sold or transferred to other parties to satisfy such claims.

In addition, the Company invested $1,000,000 in the affiliate, and was repaid in full plus interest of $177,000.  This investment amount may also be subject to clawback claims by the bankruptcy court. These matters may also distract management and reduce the time and attention that they are able to devote to the Company’s operations.

 (16)    Guarantees of secured debentures

Holdings has filed with the Securities and Exchange Commission to offer for sale $250,000,000 of secured debentures as described in note 9. The secured debentures are secured by the assets as described in note 9 of Holdings and a pledge of all the common stock by the largest shareholders. Obligations under the debentures are guaranteed by Holding‘s subsidiary GWG Life. This guarantee involves the grant of a security interest in all the assets of GWG Life. GWG Life is a wholly owned subsidiary of Holdings and the payment of principal and interest on the secured debentures is fully and unconditionally guaranteed by GWG Life.  The majority of the Company’s life insurance policies are held by DLP II a wholly owned subsidiary of GWG Life, however, the policies held by DLP II are not collateral for the debenture obligations as such policies are collateral for the credit facility.

The consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of Holdings or GWG Life , the guarantor subsidiary, to obtain funds from its subsidiaries by dividend or loan, except as follows. DLP II is a borrower under a credit agreement with Autobahn, with DZ Bank AG as agent, as described in note 7. The significant majority of insurance policies owned by the Company are subject to a collateral arrangement with DZ Bank AG described in note 2. Under this arrangement, collection and escrow accounts are used to fund purchases and premiums of the insurance policies and to pay interest and other charges under its revolving credit facility. DZ Bank AG and Autobahn must authorize all disbursements from these accounts, including any distributions to GWG Life. Distributions are limited to an amount that would result in the borrowers (GWG DLP Funding II, LLC, GWG Life Settlements, LLC, and GWG Holdings, Inc)  realizing an annualized rate of return on the equity funded amount for such assets of not more than 18%, as determined by DZ Bank AG. After such amount is reached, the credit agreement requires that excess funds be used for repayments of borrowings before any additional distributions may be made.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following represents consolidating financial information as of December 31, 2011 and 2010, with respect to the financial position as of December 31, 2011 and 2010 and results of operations and cash flows of Holdings and its subsidiaries for the years then ended. The parent column presents the financial information of Holdings, the primary obligor of the secured debentures. The guarantor subsidiary column presents the financial information of GWG Life, the guarantor subsidiary of the secured debentures, presenting its investment in DLP II under the equity method. The non-guarantor subsidiaries column presents the financial information of all non-guarantor subsidiaries including DLP II.

Consolidating Balance Sheets

December 31, 2011	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated

ASSETS

ASSETS
Cash and cash equivalents	$1,746,456	$131,893	$-	$-	$1,878,349
Restricted cash	-	822,227	3,972,075	-	4,794,302
Due from related parties	-	2,265	-	-	2,265
Investment in life settlements, at fair value	-	4,876,389	117,292,135	-	122,168,524
Deferred financing costs, net	-	-	329,937	-	329,937
Investment in Athena Strategies Fund, PLC	4,973	-	-	-	4,973
Other assets	29,844	168,081	13,000	-	210,925
Investment in subsidiaries	17,026,465	61,326,724	-	(78,353,189)	-

TOTAL ASSETS	$18,807,738	$67,327,579	$121,607,147	$(78,353,189)	$129,389,275

LIABILITIES & MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Revolving credit facility	$-	$-	$60,000,000	$-	$60,000,000
Series I Secured notes payable	-	48,179,271	-	-	48,179,271
Accounts payable	379,457	56,311	-	-	435,768
Accrued expenses
Interest	-	1,779,796	108,039	-	1,887,835
Other	510,219	450,704	7,416	-	968,339
Deferred taxes, net	4,308,217	-	-	-	4,308,217
TOTAL LIABILITIES	5,197,893	50,466,082	60,115,455	-	115,779,430

CONVERTIBLE, REDEEMABLE PREFERRED STOCK	12,661,276	-	-	-	12,661,276

EQUITY (DEFICIT)
Member capital		10,427,852	47,620,149	(58,048,001)	-
Common stock	9,989	-	-	-	9,989
Additional paid-in capital	8,169,303	-	-	-	8,169,303
Accumulated deficit	(7,230,723)	6,433,645	13,871,543	(20,305,188)	(7,230,723)
TOTAL EQUITY	948,569	16,861,497	61,491,692	(78,353,189)	948,569

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$18,807,738	$67,327,579	$121,607,147	$(78,353,189)	$129,389,275

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated

ASSETS

ASSETS
Cash and cash equivalents	$-	$1,842	$1,568,388	$-	$1,758,230
Restricted cash	-	4,585,069	633,940	-	5,219,009
Due from related parties	-	30,353,176	-	(30,350,761)	2,415
Investment in life settlements	-	3,454,861	79,262,701	-	82,717,562
Deferred financing costs, net	-	-	562,834	-	562,834
Death benefits receivable	-	-	400,000	-	400,000
Other assets	-	79,213	311,495	-	390,708
Investment in subsidiaries	(1,576,667)	14,340,677	-	(12,764,010)	-

TOTAL ASSETS	$(1,576,667)	$53,002,838	$82,739,358	$(43,114,771)	$91,050,758

LIABILITIES & MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Revolving credit facility	$-	$-	$37,085,452	$-	$37,085,452
Series I Secured notes payable	-	51,798,992	-	-	51,798,992
Accounts payable	-	85,547	625,000	-	710,547
Due to related parties	30,000	-	30,320,761	(30,350,761)	-
Accrued expenses
Interest	-	924,848	50,969	-	975,817
Other	-	283,521	35,082	-	318,603
TOTAL LIABILITIES	30,000	53,092,908	68,117,264	(30,350,761)	90,889,411

REDEEMABLE MEMBER'S INTEREST	(509,126)	-	-	-	(509,126)

EQUITY (DEFICIT)
Members' capital	(1,097,541)	2,215,998	14,622,094	(12,764,010)	2,976,541
Notes receivable from related parties	-	(2,306,068)	-	-	(2,306,068)
TOTAL EQUITY (DEFICIT)	(1,097,541)	(90,070)	14,622,094	(12,764,010)	670,473

TOTAL LIABILITIES & EQUITY (DEFICIT)	$(1,576,667)	$53,002,838	$82,739,358	$(43,114,771)	$91,050,758

Consolidating Statements of Operations

For the year ended December 31, 2011	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated

REVENUE
Contract servicing fees	$-	$2,429,870	$-	$(2,429,870)	$-
Gain on life settlements, net	-	574,983	17,229,216	-	17,804,199
Interest and other income	3,489	34,806	22,386	-	60,681
TOTAL REVENUE	3,489	3,039,659	17,251,602	(2,429,870)	17,864,880

EXPENSES
Origination and servicing fees	-	112,500	2,317,370	(2,429,870)	-
Employee compensation and benefits	-	2,081,545	-	-	2,081,545
Legal and professional fees	790,277	363,477	46,383	-	1,200,137
Investment banking services	3,595,027	-	-	-	3,595,027
Interest expense	4,700	6,431,691	1,424,088	-	7,860,479
Other expenses	589,188	1,003,943	53,000	-	1,646,131
TOTAL EXPENSES	4,979,192	9,993,156	3,840,841	(2,429,870)	16,383,319

INCOME (LOSS) BEFORE INCOME TAXES AND
EQUITY IN INCOME OF SUBSIDIARY	(4,975,703)	(6,953,497)	13,410,761	-	1,481,561

EQUITY IN INCOME OF
SUBSIDIARY	6,457,264	13,527,209	-	(19,984,473)	-

INCOME (LOSS) BEFORE
INCOME TAXES	1,481,561	6,573,712	13,410,761	(19,984,473)	1,481,561

INCOME TAX EXPENSE	4,308,217	-	-	-	4,308,217

NET INCOME (LOSS)	$(2,826,656)	$6,573,712	$13,410,761	$(19,984,473)	$(2,826,656)

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated

REVENUE
Contract servicing fees	$-	$6,153,650	$-	$(6,010,668)	$142,982
Gain on life settlements, net	-	1,003,257	7,655,617	-	8,658,874
Interest and other income	1,268	94,468	1,355	-	97,091

TOTAL REVENUE	1,268	7,251,375	7,656,972	(6,010,668)	8,898,947

EXPENSES
Origination and servicing fees	-	200,100	5,810,568	(6,010,668)	-
Employee compensation and benefits	9,800	2,220,306	-	-	2,230,106
Legal and professional fees	30,000	957,847	121,166	-	1,109,013
Interest expense	57,166	3,479,806	890,396	-	4,427,368
Recovery of losses on related-party notes	-	(20,425)	-	-	(20,425)
Other expenses	14,758	1,305,521	63,001	-	1,383,280

TOTAL EXPENSES	111,724	8,143,155	6,885,131	(6,010,668)	9,129,342

INCOME (LOSS) BEFORE EQUITY
IN LOSS OF SUBSIDIARIES	(110,456)	(891,780)	771,841	-	(230,395)

EQUITY IN LOSS OF SUBSIDIARY	(119,939)	1,033,835	-	(913,896)	-

NET INCOME (LOSS)	(230,395)	142,055	771,841	(913,896)	(230,395)

NET LOSS
ATTRIBUTABLE TO NONCONTROLLING INTERESTS	-	(1,277,682)	-	-	(1,277,682)

NET INCOME (LOSS)
ATTRIBUTABLE TO CONTROLLING INTEREST	(230,395)	1,419,737	771,841	(913,896)	1,047,287

NET INCOME (LOSS)
ATTRIBUTABLE TO REDEEMABLE MEMBER'S INTEREST	(134,692)	57,077	34,347	89,939	46,671

NET INCOME (LOSS) AVAILABLE
TO NONREDEMABLE MEMBER'S INTERESTS	$(95,703)	$1,362,660	$737,494	$(1,003,835)	$1,000,616

Consolidating Statements of Cash Flows

For the year ended December 31, 2011	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(2,826,656)	$6,573,713	$13,410,761	$(19,984,474)	$(2,826,656)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
(Equity) loss of subsidiaries	(6,457,264)	(13,527,209)	-	19,984,473	-
(Gain) on life settlements	-	(1,037,683)	(28,287,336)	-	(29,325,019)
Amortization of deferred financing and issuance costs	-	1,769,615	232,897	-	2,002,512
Investment banking services	3,595,027	-	-	-	3,595,027
Deferred income taxes, net	4,308,217	-	-	-	4,308,217
Preferred stock issued for dividends	16,689	-	-	-	16,689
Accrued convertible, redeemable preferred stock dividends payable	290,454	-	-	-	290,454
(Increase) decrease in operating assets:
Due from related parties	2,326,068	(5,464,144)	3,138,076	-	-
Death benefit receivable	-	-	400,000	-	400,000
Other assets	(20,941)	(88,868)	298,495	-	188,686
Increase (decrease) in operating liabilities:
Due to related party	(549,632)	549,783	-	(1)	150
Accounts payable	379,457	(29,236)	(625,000)	-	(274,779)
Accrued interest	-	1,162,899	57,070	2	1,219,971
Accrued expenses	3,750	167,183	(27,666)	-	143,267
NET CASH FLOWS USED IN OPERATING ACTIVITIES	1,065,169	(9,923,947)	(11,402,703)	-	(20,261,481)

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in life settlements		(383,845)	(11,545,550)		(11,929,395)
Proceeds from investment in life settlements	-	-	1,803,452	-	1,803,452
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	(383,845)	(9,742,098)	-	(10,125,943)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on revolving credit facility	-	-	22,914,548	-	22,914,548
Proceeds from issuance of Series I Secured notes payable	-	11,991,331	-	-	11,991,331
Payments for redemption of Series I Secured notes payable	-	(7,810,398)	-	-	(7,810,398)
Proceeds (payments) from restricted cash	-	3,762,842	(3,338,135)	-	424,707
Issuance of common stock	4,973	-	-	-	4,973
Issuance of preferred stock	4,213,862	-	-	-	4,213,862
Payments for issuance costs of preferred stock	(1,231,480)	-	-	-	(1,231,480)
Proceeds from notes receivable from related parties	-	2,306,068	-	-	2,306,068
Common stock dividends	(2,306,068)	-	-		(2,306,068)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	681,287	10,249,843	19,576,413	-	30,507,543

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,746,456	(57,949)	(1,568,388)	-	120,119

CASH AND CASH EQUIVALENTS
BEGINNING OF YEAR	-	189,842	1,568,388	-	1,758,230

END OF YEAR	$1,746,456	$131,893	$-	$-	$1,878,349

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidating Statements of Cash Flows (continued)

For the year ended December 31, 2010	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(230,395)	$142,055	$771,841	$(913,896)	$(230,395)
Adjustments to reconcile net income (loss) to cash:
(Equity) loss of subsidiaries	(2,998,390)	134,267	-	2,864,123	-
Gain) loss from life settlements	-	(1,003,257)	(16,223,835)	-	(17,227,092)
Recovery of losses on notes receivable from related parties	-	(20,425)	-	-	(20,425)
Capitalized interest on notes receivable from related parties	-	(82,435)	-	-	(82,435)
Amortization of deferred financing costs	-	513,739	232,896	-	746,635
(Increase) decrease in operating assets:
Due from related parties	(2,415)	-	-	-	(2,415)
Death benefit receivable	-	-	(158,302)	-	(158,302)
Other assets	842,464	(37,166,317)	35,231,492	913,896	(178,465)
Increase (decrease) in operating liabilities:
Due to related party	(610,888)	-	-	-	(610,888)
Accounts payable	378,223	(27,418)	(594,582)	-	(243,777)
Accrued interest	-	1,525,884	75,450	-	1,601,334
Accrued expenses	2,621,401	(1,630,914)	1,518,945	(2,864,123)	(354,691)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	-	(37,614,821)	20,853,905	-	(16,760,916)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in life settlements	-	(858,770)	(52,365,226)	-	(53,223,996)
Proceeds from investment in life settlements	-	-	-	-	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	(858,770)	(52,365,226)	-	(53,223,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from revolving credit facility	-	-	32,098,027	-	32,098,027
Proceeds from issuance of Series I Secured notes payable	-	43,494,690	-	-	43,494,690
Payments for redemption of Series I Secured notes payable	-	(5,780,420)	-	-	(5,780,420)
Proceeds (payments) from restricted cash	-	532,106	-	-	532,106
Advances on notes to related parties	-	(462,499)	-	-	(462,499)
Issuance of non-controlling interest member capital	-	680,388	-	-	680,388
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	38,464,265	32,098,027	-	70,562,292

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	(9,326)	586,706	-	577,380

CASH AND CASH EQUIVALENTS
BEGINNING OF THE YEAR	-	199,168	981,682	-	1,180,850

END OF THE YEAR	$-	$189,842	$1,568,388	$-	$1,758,230

(17)     Concentration

GWG purchases life insurance policies written by life insurance companies having investment grade ratings by independent rating agencies.  As a result there may be certain concentrations of contracts with life insurance companies.  The following summarizes the face value of insurance contracts with specific life insurance companies exceeding 10% of the total face value held by the Company.

	December	December
	2011	2010
Life insurance company	%	%

Company A	17.43	17.93
Company B	15.06	15.61
Company C	12.53	10.27
Company D	10.09	-

The following summarizes the number of insurance contracts held in specific states exceeding 10% of the total face value held by the Company:

	December	December
	2011	2010
State of residence	%	%

California	31.43	30.00
New York	13.71	12.86
Florida	11.43	10.00

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 27, 2012.

GWG HOLDINGS, INC.

By:    /s/ Jon R. Sabes
Chief Executive Officer
Dated:    April 27, 2012

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Jon R. Sabes and Paul A. Siegert, each of them, his or her true and lawful attorney-in-fact and agents, with full and several power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Special Financial Report on Form 10-K (including any and all amendments), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that said agents and attorneys-in-fact or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jon R. Sabes Jon R. Sabes	Director, Chief Executive Officer (principal executive officer)	April 27, 2012
/s/ Paul A. Siegert Paul A. Siegert	President, Chairman of the Board	April 27, 2012
/s/ Jon Gangelhoff Jon Gangelhoff	Chief Financial Officer (principal financial and accounting officer)	April 27, 2012
/s/ Steven F. Sabes Steven F. Sabes	Director, Chief Operating Officer and Secretary	April 27, 2012
/s/ Laurence Zipkin Laurence Zipkin	Director	April 27, 2012
/s/ Brian Tyrell Brian Tyrell	Director	April 27, 2012
/s/ Kenneth Michael Fink Kenneth Michael Fink	Director	April 27, 2012

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EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (filed herewith).
31.2	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (filed herewith).
32	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

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